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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                        CHAMPION ROAD MACHINERY LIMITED
                           (Name of Subject Company)

                            ------------------------

                        CHAMPION ROAD MACHINERY LIMITED
                      (Name of Person(s) Filing Statement)

                            ------------------------

                     Common Shares, No Par Value Per Share
                         (Title of Class of Securities)

                                  15864C 10 6
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                Arthur F. Church
                     President and Chief Executive Officer
                        Champion Road Machinery Limited
                              160 Maitland Avenue
                       Goderich, Ontario, Canada N7A 3Y6
                                 (519) 884-6000

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                WITH COPIES TO:

            Patrick J. Foye, Esq.                        Gordon A. M. Currie, Esq.
    Skadden, Arps, Slate, Meagher & Flom                 Blake, Cassels & Graydon
              919 Third Avenue                          Box 25, Commerce Court West
          New York, New York 10022                   Toronto, Ontario, Canada M5L 1A9
               (212) 735-3000                                 (416) 863-2400

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Champion Road Machinery Limited, a corporation formed under the laws of Canada (the "Company"). The address of the principal executive offices of the Company is 160 Maitland Road, Goderich, Ontario, Canada N7A 346. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9" or the "Statement") relates is the common shares, without par value, of the Company (the "Common Shares").

ITEM 2.  TENDER OFFER OF THE PURCHASER.

    This Statement relates to the tender offer by VCE Acquisition Inc., a corporation organized under the laws of Canada (the "Purchaser") and a wholly owned subsidiary of Volvo Construction Equipment N.V., a corporation organized under the laws of The Netherlands ("Parent"), and an indirect, wholly owned subsidiary of AB Volvo (publ), a corporation organized under the laws of the Kingdom of Sweden ("Volvo"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated February 24, 1997 (the "Schedule 14D-1"), to purchase all outstanding Company Common Shares (the "Shares"), at CDN $15.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase for Cash (including the related Circular) dated February 24, 1997 (the "Offer to Purchase for Cash") and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer".)

    The Offer is being made pursuant to an Acquisition Agreement, dated as of February 20, 1997 (the "Acquisition Agreement"), between Parent and the Company pursuant to which, as soon as practicable after completion of the Offer and satisfaction or waiver, if permissible, of all conditions to the Offer, the Company will become a wholly owned subsidiary of the Purchaser. If over 90% of the outstanding Shares (exclusive of Shares currently held by Purchaser or an affiliate or associate of the Purchaser (as defined in the Canada Business Corporation Act (the "CBCA"))) are tendered in the Offer, the Offer will be followed by the compulsory acquisition of the remaining Shares outstanding pursuant to certain provisions of Canadian law and any Shares not owned by the Purchaser or Parent will be purchased for CDN $15.00 per Share in cash (or any higher price that may be paid in the Offer), without interest, as set forth in the following section, "COMPULSORY ACQUISITION". If the foregoing statutory right of acquisition is not available, then the Purchaser and Parent intend to use other means of acquiring the remaining Shares in accordance with applicable law, as described below under the heading "SUBSEQUENT ACQUISITION TRANSACTIONS".

    The Offer is being made only for the Shares and is not being made for any options, warrants or rights to purchase Shares. Any holder of such options, warrants or rights who wishes to accept the Offer should, to the extent permitted by the terms of such options, warrants or rights and applicable law, exercise such options, warrants or rights in order to obtain certificates representing Shares and tender such Shares in accordance with the terms of the Offer. Subject to the approval of The Toronto Stock Exchange, the Montreal Exchange and the Nasdaq National Market System, the Company's Board of Directors (the "Board of Directors" or the "Board") has resolved to accelerate the vesting of all outstanding options to acquire Shares or to make other arrangements satisfactory to Purchaser to satisfy the conditions of the Offer with respect to outstanding options. Each director and officer of the Company who holds options to purchase Shares intends to exercise all options held by such person to acquire Shares and intends to thereafter tender such Shares, and any other Shares beneficially owned, in the Offer.

    COMPULSORY ACQUISITION. If, within 120 days after the date of the Offer, the Offer has been accepted by the holders of not less than 90% of the Shares, other than Shares held at the date of the Offer by or on behalf of the Purchaser or an affiliate or associate of the Purchaser, and the Purchaser has purchased such Shares, then the Purchaser intends to, pursuant to the compulsory acquisition provisions of the CBCA, acquire the Shares held by each shareholder who did not accept the Offer (a "Non-Tendering Offeree") (which definition includes any person who subsequently acquires any of such Shares), on the same terms (including the Offer price) as the Shares acquired pursuant to the Offer (a "compulsory acquisition").

    To exercise this statutory right, the Purchaser must give notice (the "Purchaser's Notice") to each Non-Tendering Offeree and to the Director under the CBCA of such proposed acquisition on or before the earlier of 60 days after the expiration of the Offer and 180 days after the date of the Offer. Within 20 days after giving the Purchaser's Notice, the Purchaser must pay or transfer to the Company the consideration the Purchaser would have had to pay or transfer to the Non-Tendering Offerees if they had elected to accept the Offer to be held in trust for the Non-Tendering Offerees. Within 20 days after receipt of the Purchaser's Notice, each Non-Tendering Offeree must send the certificates evidencing the Shares held by such Non-Tendering Offeree to the Company and may elect either to transfer those shares to the Purchaser on the terms (including the Offer price) on which the Purchaser acquired the Shares under the Offer or to demand payment of the fair value of those Shares by so notifying the Purchaser. If a Non-Tendering Offeree elects to demand payment of the fair value of his Shares, the Purchaser may apply to a court of competent jurisdiction to hear an application fix the fair value of such Shares. If the Purchaser fails to apply to such court within 20 days after it made the payment or transferred the consideration to the Company referred to above, the Non-Tendering Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value of the Shares. If no such application is made by the Non-Tendering Offeree within such period, the Non-Tendering Offeree will be deemed to have elected to transfer his shares to the Purchaser on the same terms (including the Offer price) as the Purchaser acquired the Shares under the Offer. Any judicial determination of the fair value of the Shares could be more or less than the amount paid pursuant to the Offer.

    The foregoing is only a summary of the right of compulsory acquisition which may become available to the Purchaser. The summary is not intended to be complete and is qualified in its entirety by the provisions of the CBCA. Shareholders should refer to the CBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The relevant sections in the CBCA are complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

    SUBSEQUENT ACQUISITION TRANSACTIONS. If the foregoing statutory right of acquisition is not available, then the Purchaser intends to consider other means of acquiring, directly or indirectly, all of the Shares in accordance with applicable law, including through a subsequent acquisition transaction. In order to effect a subsequent acquisition transaction, the Purchaser may seek to cause a special meeting of the necessary classes of securities of the Company and/or the shareholders to be called to consider an amalgamation, merger, statutory arrangement, capital reorganization or other transaction involving the Purchaser and/or an affiliate of the Purchaser and the Company and/or the shareholders for the purposes of the Company becoming, directly or indirectly, a wholly-owned subsidiary of the Purchaser or effecting an amalgamation or merger of the Company's business and assets with or into the Purchaser and/or an affiliate of the Purchaser (referred to as a "subsequent acquisition transaction"). Depending upon the nature and terms of the subsequent acquisition transaction, the approval of at least 66 2/3% of the votes cast by holders of the outstanding Shares may be required at a meeting duly called and held for the purpose of approving the subsequent acquisition transaction.

    In the event a subsequent acquisition transaction were to be consummated, holders of Shares, under the CBCA, may have the right to dissent and demand payment of the fair value of such Shares. This right, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid to such dissenting holders for their Shares. The fair value of Shares so determined could be more or less than the amount paid per Share pursuant to the subsequent acquisition transaction or the Offer. Any such judicial determination of the fair value of the Shares could be based upon considerations other than, or in addition to, the market price of the Shares.

    Shareholders should consult their legal advisors for a determination of their legal rights with respect to any subsequent acquisition transaction.

    If the Purchaser decides not to effect a compulsory acquisition or propose a subsequent acquisition transaction involving the Company, or proposes a subsequent acquisition transaction but cannot promptly obtain any required approval, then the Purchaser will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional Shares. Alternatively, the Purchaser may sell or otherwise dispose of any or all Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and prices then determined by the Purchaser, which may vary from the terms and the price paid for Shares under the Offer.

    The Securities and Exchange Commission (the "Commission") has adopted Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which is applicable to certain going private transactions and which may under certain circumstances be applicable to the proposed acquisition of Shares not purchased in the Offer, whether acquired by statutory right of acquisition under the CBCA, merger, amalgamation, statutory arrangement and/or other business combination (each, a "Second-Step Transaction"). However, Rule 13e-3 would be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the Second-Step Transaction or (ii) the Second-Step Transaction is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Second-Step Transaction is at least equal to the amount paid per Share in the Offer, provided disclosure of the possible Second-Step Transaction is made at the time of the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction be filed with the Commission and disclosed to shareholders prior to the consummation of the transaction. The Purchaser does not believe that Rule 13e-3 will be applicable to any Second-Step Transaction contemplated herein.

    Shareholders should refer to the Offer to Purchase for Cash enclosed herewith and filed as Exhibit 5 hereto and incorporated by reference herein, for additional information with respect to any compulsory acquisition or subsequent acquisition transaction, and the above summaries are qualified in their entirety by reference to such summaries.

    A copy of the Acquisition Agreement has been filed with the Commission as
Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference.

    Based on the information in the Offer to Purchase for Cash, the address of the principal executive offices of (i) Volvo is AB Volvo (publ), S-405 08 Goteborg, Sweden; (ii) Parent is Volvo Construction Equipment N.V., Group Headquarters, Chausee de La Hulpe 130, B-1000 Brussels, Belgium, and (iii) Purchaser is VCE Acquisition Inc., Suite 6600, 100 King Street West, Toronto, Ontario M5X 1B8.

ITEM 3.  IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this Statement, is set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning the Purchaser, Parent, Volvo or their affiliates, or actions or events with respect to any of them, was provided by the Purchaser, Parent or Volvo, respectively, and the Company takes no responsibility for such information.

    (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates and (ii) Parent, its executive officers, directors or affiliates, is described below.

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THE ACQUISITION AGREEMENT

    The following summarizes certain portions of the Acquisition Agreement which relate to arrangements among the Company, Parent and the Company's executive officers and directors. The summaries of the Acquisition Agreement contained in each of the Offer to Purchase for Cash filed with the Commission as Exhibit 5 hereto, and the Directors' Circular, filed with the Commission as Exhibit 4 hereto, are incorporated herein by reference. The summaries of the Acquisition Agreement contained in the Offer to Purchase for Cash, the Directors' Circular and the following are each qualified in their entirety by reference to the Acquisition Agreement, a copy of which has been filed with the Commission as
Exhibit 1 hereto and is incorporated herein by reference.

    ACQUISITION OF SHARES. Pursuant to the Acquisition Agreement, Purchaser is making a cash tender offer to purchase all of the outstanding Shares for CDN $15.00 per Share. If over 90% of the outstanding Shares (exclusive of Shares currently held by Purchaser or any associate or affiliate of Purchaser) are tendered in the Offer, the Offer will be followed by the compulsory acquisition of the remaining Shares outstanding pursuant to certain provisions of Canadian law and any Shares not owned by the Purchaser or Parent will be purchased for CDN $15.00 per Share in cash (or any higher price that may be paid in the Offer), without interest, as described in Item 2 hereof. If less than 90% of the Shares are tendered in the Offer, Purchaser and Parent may make subsequent acquisitions of Shares as described in Item 2 hereof.

    STOCK OPTIONS. The Offer is being made only for the Shares and is not being made for any options, warrants or rights to purchase Shares. Any holder of such options, warrants or rights who wishes to accept the Offer should, to the extent permitted by the terms of such options, warrants or rights and applicable law, exercise such options, warrants or rights in order to obtain certificates representing Shares and tender such Shares in accordance with the terms of the Offer. Subject to the approval of The Toronto Stock Exchange, the Montreal Exchange and the Nasdaq National Market System, the Company's Board of Directors has resolved to accelerate the vesting of all outstanding options to acquire Shares or to make other arrangements satisfactory to Purchaser to satisfy the conditions of the Offer with respect to outstanding options. Each director and officer of the Company who holds options to purchase Shares intends to exercise all options held by such person to acquire Shares and intends to thereafter tender such Shares, and any other Shares beneficially owned, in the Offer.

    BOARD REPRESENTATION. Pursuant to the Acquisition Agreement, provided that at least a majority of the outstanding Shares on a fully diluted basis are acquired pursuant to the Offer, the Company has agreed to use all reasonable efforts to cause to the Board of Directors of the Company and any committees thereof to consist of the number of Parent nominees proportionate to the Purchaser's percentage voting power in the Company.

    NO SOLICITATION; BREAK-UP FEE. Pursuant to the Acquisition Agreement, the Company has agreed not to, and not to authorize or permit any of its officers, directors or employees or any investment banker, financial adviser, lawyer, accountant or other representative retained by it or any of its subsidiaries to, initiate, solicit or encourage any inquiries, submissions or offers as to or in connection with the making of, or provide information to, or respond to any person making any offer or proposal with respect to, any take-over bid, tender offer, (other than the Offer), exchange offer, merger, amalgamation, plan of arrangement, reorganization, consolidation, business combination, reverse take-over, sale of assets (other than in the ordinary course of business), sale of securities, recapitalization, liquidation, dissolution, winding-up or similar transaction involving the Company or any of its subsidiaries (each a "Transaction Proposal"); provided, however, that the Board may (i) consider, negotiate, approve or recommend to shareholders, or provide information to a potential acquiror pursuant to, or take any necessary steps to implement, any BONA FIDE written Transaction Proposal at a price exceeding CDN $15.00 per Share which the Board determines in good faith would, if consummated in accordance with its terms, result in a transaction more favorable to all shareholders than the consummation of the Offer or (ii) take such action as may be

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required to fulfil its fiduciary or statutory duties; provided further that the
Board shall promptly inform Parent of the terms and conditions of such Transaction Proposal and the identity of the person making it.

    Provided that the Offer is not withdrawn or allowed to expire (other than as a result of the failure to satisfy any of its conditions) and a Transaction Proposal is announced, commenced or made at any time prior to 90 days after the date hereof and is thereafter completed, the Company has agreed to pay Parent upon completion of any such transaction a fee of CDN $5,000,000.

    DIVIDENDS AND DISTRIBUTIONS. If, on or after February 24, 1997, the Company should split, consolidate or otherwise change any of the Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, then the Purchaser may, in its sole discretion and without prejudice to its rights under the Acquisition Agreement, make such adjustments as it deems appropriate to the purchase price or other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor) to reflect such split, combination or other change.

    If the Company should declare or pay any cash dividend, stock dividend (other than the declared dividend of the Company of CDN $0.05 per Share payable April 2, 1997 to holders of record of the Company at March 12, 1997) or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any of the Shares which is or are payable or distributable to the shareholders of record on a record date which is prior to the date of transfer into the name of the Purchaser or its nominees or transferees on the Company's share register of such Shares following acceptance thereof for purchase pursuant to the Offer, then without prejudice to the Purchaser's rights under the Acquisition Agreement, (i) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the tendering shareholders for the account of the Purchaser until the Purchaser pays for such Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Share payable by the Purchaser pursuant to the Offer, the purchase price per Share payable by the Purchaser pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment, and (ii) in the case of a non-cash dividend, distribution, payment, right or other interest and in the case of any cash dividend, distribution or payment in an amount that exceeds the purchase price per Share, the whole of any such non-cash dividend, distribution, payment, right or other interest, and, in the case of any cash dividend, distribution or payment in an amount that exceeds the purchase price per Share, the whole of any such cash dividend, distribution or payment, will be received and held by the tendering shareholders for the account of the Purchaser and shall be required to be promptly remitted and transferred by the tendering shareholders to the Depositary (as defined in the Offer to Purchase for Cash) for the account of the Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance, the Purchaser will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Purchaser pursuant to this Offer or deduct from the purchase price payable by the Purchaser pursuant to this Offer the amount of value thereof, as determined by the Purchaser in its sole discretion.

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LOCK-UP AGREEMENT

    Each of the Walsh Family 1989 Trust, the Ferris Family 1987 Trust, the Leach Family 1980 Trust, Arthur F. Church, O'Brien Family Limited Partnership, R. O'Brien & Mary Ann O'Brien Revocable Trust dated 7/24/84, Dennis W. Vollmershausen, 3018202 Canada Inc., Allen & Company Incorporated, Harold M. Wit and Caxton International Limited (collectively, the "Lock-Up Shareholders"), holding in aggregate 3,805,048 Shares and in aggregate 148,000 options to purchase Shares, totalling in aggregate 34.3% of the outstanding Shares on a fully-diluted basis, have agreed with Parent to tender all of their Shares (and to exercise any options to acquire Shares and tender such Shares) beneficially owned by each of them under the Offer within three business days of the date on which the Offer is made, pursuant to a Lock-Up Agreement entered into among the Lock-Up Shareholders and the Purchaser on February 20, 1997.

    Any Lock-Up Shareholder, when not in default in performance of its obligations under the Lock-Up Agreement, may terminate the Agreement if (i) the Acquisition Agreement is terminated by the Company or Parent by reason of any court of competent jurisdiction or other governmental body located or having jurisdiction within Canada or the United States having issued a final order, decree or ruling or having taken any other final action restraining, enjoining or otherwise prohibiting the Offer and such order, decree, ruling or other action having become final and non-applicable, or (ii) if the Shares deposited under the Offer have not, for any reason whatsoever, been taken up and paid for on or before the earlier of (a) May 26, 1997 and (b) 90 days after the date of mailing of the Offer. Pursuant to the Lock-Up Agreement, each Lock-Up Shareholder has agreed not to initiate, solicit or encourage any inquiry, submission or offer as to or in connection with the making of, or provide information to, or respond to any person making, any offer or proposal with respect to any Transaction Proposal or any acquisition of any Shares held by the Lock-Up Shareholder; provided, however, that nothing in the Lock-Up Agreement shall (i) prohibit a Lock-Up Shareholder who is a member of the Board from considering, negotiating, approving or recommending to shareholders, or providing information to any potential acquiror pursuant to, any bona fide written Transaction Proposal at a price exceeding CDN $15.00 per Share which the Board determines in good faith would, if consummated in accordance with its terms, result in a transaction more favorable to all shareholders than the consummation of the Offer, or (ii) require a Lock-Up Shareholder who is a member of the Board to act in his fiduciary capacity as a director of the Company other than in accordance with his fiduciary or statutory duties as a director of the Company.

    The foregoing description is qualified in its entirety by reference to the Lock-Up Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference.

CONFIDENTIALITY AGREEMENT

    On February 12, 1997 Parent and the Company entered into a letter agreement (the "Confidentiality Agreement") pursuant to which Parent agreed, among other things, to (a) keep confidential certain information concerning the Company to be provided to Parent in connection with its evaluation of a possible transaction involving the Company and (b) customary "standstill" provisions limiting Parent's freedom of action with respect to proposals to acquire the Shares of the Company and certain other actions that would affect control of the Company. A copy of the Confidentiality Agreement has been filed with the Commission as Exhibit 3 hereto and is incorporated herein by reference.

COMPENSATORY ARRANGEMENTS WITH EXECUTIVE OFFICERS AND DIRECTORS

    Certain compensatory arrangements with executive officers and directors of the Company are described in the Company's Notice of Annual Meeting of Shareholders (the "Notice of Annual Meeting"), dated March 22, 1996, previously filed with the Commission, which descriptions are incorporated herein by reference. Additional arrangements which are not described in the Notice of Annual Meeting are described below.

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    STOCK OPTION PLAN.  The Company has an employee stock option plan (the
"Stock Option Plan") for directors, officers and key employees of the Company. Pursuant to the Stock Option Plan, options to acquire Common Shares may be granted by the Board to directors, officers and key employees at a price that is not less than the closing price of the Common Shares on a Canadian stock exchange on the day prior to the date of the grant of such option. A maximum number of 550,000 Common Shares are issuable pursuant to the Stock Option Plan, and the aggregate number of Common Shares reserved for issuance to any one person pursuant to options granted under the Stock Option Plan shall not exceed 3% of the outstanding Common Shares. The Company believes the Stock Option Plan helps to focus the interests of the directors and key employees on the long term interests of the Company's shareholders. Schedule II hereto sets forth the options granted under the Stock Option Plan during 1995 and 1996.

    REMUNERATION OF DIRECTORS. Each director of the Company who is not a salaried officer or employee of the Company is entitled to receive a quarterly director's fee of $2,000. In addition, there is a $1,000 attendance fee for each Board meeting attended. Messrs. Walsh and Ferris do not receive the quarterly or meeting fees, but indirectly receive compensation for certain advisory and consulting services provided by Sequoia Associates to the Company. See "POTENTIAL OR ACTUAL CONFLICTS OF INTEREST -- AGREEMENTS BETWEEN THE COMPANY AND ITS BOARD AND EXECUTIVE OFFICERS", below.

POTENTIAL OR ACTUAL CONFLICTS OF INTEREST

    NO PRIOR RELATIONSHIP BETWEEN PARENT AND THE BOARD AND EXECUTIVE OFFICERS OF THE COMPANY. None of the directors or executive officers of the Company are directors or executive officers of Volvo, Parent or Purchaser or any subsidiary of Volvo, Parent or Purchaser. There are no arrangements or agreements made or currently proposed to be made between Volvo, Parent or Purchaser and any of the directors or executive officers of the Company, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office if the Offer is consummated.

    OWNERSHIP OF SECURITIES OF PARENT. None of the Company, the directors or executive officers of the Company or, to the knowledge of the directors and senior officers of the Company, after reasonable inquiry, any affiliates of the directors or executive officers of the Company, any person or company beneficially owning more than 5% of any Shares or any person or company acting jointly or in concert with the Company owns or exercises control or direction over any securities of any class of Volvo or Parent or Purchaser.

    AGREEMENTS BETWEEN THE COMPANY AND ITS BOARD AND EXECUTIVE OFFICERS. Except as otherwise set forth herein, there are no arrangements or agreements made or currently proposed to be made between the Company and any of the directors or executive officers of the Company, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office if the Offer is consummated.

    Pursuant to a management services contract between the Company and Sequoia Associates ("Sequoia"), Messrs. Walsh and Ferris, each of whom is a member of the Board of the Company, provide on behalf of Sequoia certain management advisory and consulting services to the Company relating to corporate strategy and operations, financings, acquisitions and investor and lender relations. For its services, Sequoia receives an annual fee of U.S. $250,000 and is reimbursed for certain expenses. The management services agreement will be terminated three months after the consummation of the Offer.

    The Company has purchased liability insurance for the directors and officers of the Company for an aggregate premium of approximately CDN $70,000. No part of this premium was paid by the directors or officers of the Company. The aggregate insurance coverage under the policy is limited to CDN $50 million per policy year and a CDN $100,000 deductible is payable under the policy by the Company in respect of any claim made against a director or officer for which the Company has indemnified such director or officer.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (A)  RECOMMENDATION OF THE BOARD.

    At the February 19, 1997 Board meeting, the Board unanimously expressed its approval of a tender offer by Purchaser for all of the outstanding Shares at a price of CDN $15.00 per Share, net to the seller in cash, and determined to recommend that the shareholders of the Company tender their Shares pursuant to the terms of such an Offer.

    THEREFORE, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

    (B)  BACKGROUND; REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

    (1)  BACKGROUND.

    On January 6 and January 7, 1997, representatives of Parent met with representatives of the Company, including Arthur Church (President of the Company), to pursue earlier discussions between the parties as to the appointment of Parent as the Company's exclusive distributor in Brazil. At the conclusion of these meetings, the possibility of a joint venture arrangement or other distribution agreements between the parties was introduced. In separate discussions, Bengt Ovlinger, the President and Chief Executive Officer of Parent, raised with Arthur Church the possibility of Parent acquiring the Company. The Company's representatives subsequently agreed to visit Parent's facilities in Sweden on January 28, 1997.

    William Walsh (Chairman of the Company), Arthur Church and other representatives of the Company met with representatives of Parent in Eskilstuna, Sweden from January 28 to January 30, 1997 to discuss Parent's business and tour certain facilities. A possible acquisition transaction was discussed generally by the parties on January 30, 1997. Sten Langenius, Executive Chairman of Parent and Executive Vice-President of Volvo, William Walsh pursued the possibility of an acquisition of the Company by Parent and discussed Mr. Walsh's initial views as to the pricing of such an acquisition.

    The Company's representatives returned to Canada, and representatives of Parent, together with its financial advisors, continued to review publicly available information regarding the business of the Company and to consider a potential acquisition.

    Mr. Langenius continued discussions with Mr. Walsh on February 5 through February 7, 1997 culminating in a general concurrence on a range of prices at which Mr. Walsh might recommend the sale of the Shares controlled by Mr. Walsh, all subject to Parent's need to complete a due diligence investigation of the Company, obtain the approval by the Company's Board of Directors and to reach agreement with a significant number of the Company's shareholders to the effect that they would tender their Shares into a Parent offer for all of the Company's outstanding shares.

    It was agreed that Parent representatives would travel to Toronto to pursue the discussions between Messrs. Langenius and Walsh. On February 7, 1997, on being advised that Parent was seriously considering an offer to acquire all of the Shares, the Company retained ScotiaMcLeod Inc. ("ScotiaMcLeod") to act as its financial advisor in connection with the proposed offer.

    Following discussions between Michael J. Mudler and Haken Jonssen, the Senior Vice-President Finance and Administration and Vice-President and General Counsel of Parent, respectively, and representatives of the Company, it was agreed that the Company should, at its regularly scheduled Board meeting to be held February 12, 1997, consider granting Parent access to the Company and its books and records for due diligence purposes. At that Board meeting, the Board approved such access and authorized the Company to enter into a confidentiality agreement with Parent for such purpose.

    At the February 12, 1997 Board meeting, the Board also ratified and approved the appointment of ScotiaMcLeod as the Company's financial advisor in connection with the proposed offer. ScotiaMcLeod was retained to provide advice with respect to the proposed offer and its fairness to holders of Shares.

ScotiaMcLeod is familiar with the Company, having provided certain investment banking services to the Company from time to time and acted in its capacity as co-underwriter of the Company's initial public and secondary offering of Common Shares in 1994. For its services in connection with the Offer and the Fairness Opinion described below, ScotiaMcLeod will be paid a fee. The fee is not in any way contingent upon the result of the fairness opinion or the success of the Offer, and ScotiaMcLeod has no financial interest in the Offer.

    On February 12, 1997, the Company entered into the Confidentiality Agreement, described in Item 3 hereof, with Parent under which Parent agreed to keep confidential certain information to be made available to it relating to the Company. Parent also agreed not to acquire any Common Shares of the Company without the approval of the Board of the Company, unless the acquisition was pursuant to an offer made to all shareholders or in response to a competing acquisition transaction. Following the execution of the Confidentiality Agreement, Parent representatives continued their due diligence review of the Company.

    The Lock-Up Agreement with certain shareholders of the Company and the Acquisition Agreement between Parent and the Company, each of which are described under Item 3 hereof, were negotiated during the period from February 10 to February 19, 1997 and were ultimately executed on February 20, 1997. During this period, the parties agreed to the price of CDN $15.00 per Common Share to be offered by Parent, through the Purchaser, in the Offer, subject to the approval of the board of directors of Volvo and the Company's Board.

    At a meeting of the board of directors of Volvo held on February 19, 1997, the making of the Offer was approved.

    On February 19, 1997, the Board of the Company met and reviewed, with the assistance of their financial and legal advisors, the terms of the Offer. At the meeting, the Board received reports from management and an opinion from ScotiaMcLeod as to the fairness of the Offer to the Company's shareholders from a financial point of view (the "Fairness Opinion"). ScotiaMcLeod has stated that in its opinion the Offer is fair from a financial point of view to the Company's shareholders. A copy of the Fairness Opinion is attached Schedule I hereto and is incorporated by reference herein. At the meeting, the Board unanimously resolved to recommend to the holders of Shares that they accept the Offer. The Board reviewed the Acquisition Agreement and authorized the execution thereof on behalf of the Company by the officers of the Company. Subsequent to the Board meeting, the Acquisition Agreement and Lock-Up Agreement were executed and press releases were made by each of Parent and the Company as to the Offer and the Board's recommendation in respect thereof. A copy of the Company's press release was filed with the Commission as Exhibit 7 hereto and is incorporated by reference herein.

    (2)  REASONS FOR THE RECOMMENDATION.

    In approving the Acquisition Agreement and the transactions contemplated thereby and recommending that shareholders tender their Shares pursuant to the Offer, the Board considered a number of factors, including:

        (i) that the CDN $15.00 per Share tender offer price represents a premium of CDN $6.60 or approximately 78.3% over the average closing sales price of the Shares on the The Toronto Stock Exchange for the 20 trading days ending on February 18, 1997, the last full trading day before the cessation of trading in the Shares on February 19, 1997 pending the the public announcement of the Offer;

        (ii) the Fairness Opinion of ScotiaMcLeod, the Company's financial advisor, a copy of which is attached hereto as Schedule I and is incorporated by reference herein, to the effect that as of the date of the Fairness Opinion the Offer is fair from a financial point of view to the Company's shareholders;

       (iii) the fact that the holders of Shares totaling 34.3% of the outstanding Shares on a fully-diluted basis have agreed with Parent to tender all of such Shares held by each of them in the Offer;

        (iv) that the Offer is for all Shares;

        (v) the financial condition, results of operations, business and prospects of the Company;

        (vi) information regarding the industry in which the Company operates and the financial, operating and Share price history of the Company in comparison to selected comparable companies including certain of the Company's competitors;

       (vii) consideration of other possible acquirors of the Company;

      (viii) that the Acquisition Agreement is structured to permit the Company, upon the determination of the Board that such action would further the best interests of the shareholders of the Company, to respond to unsolicited Transaction Proposals at a price exceeding CDN $15.00 per Share and to furnish information to and negotiate with such parties;

        (ix) the terms and conditions of the Acquisition Agreement, including that the Purchaser could under certain circumstances be entitled to a termination fee of CDN $5,000,000;

        (x) that the Offer is not subject to a financing condition;

        (xi) that the Company would have access to Parent's technology and componentry, research and development resources and distribution in the markets where Parent is strong.

    The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Acquisition Agreement and the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

    A copy of the Fairness Opinion of ScotiaMcLeod delivered to the Board, which sets forth certain assumptions made, matters considered and limits of the review by ScotiaMcLeod in rendering its opinion, is attached as Schedule I hereto. Shareholders are urged to read the Fairness Opinion carefully in its entirety.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company has retained ScotiaMcLeod as financial advisor in connection with the Offer. ScotiaMcLeod was retained to provide advice with respect to the Offer and its fairness to shareholders. ScotiaMcLeod is familiar with the Company, having provided certain investment banking services to the Company from time to time and in its capacity as co-underwriter of the Company's 1994 Initial Public and Secondary Offering. For the services rendered by ScotiaMcLeod in connection with the transactions proposed herein, ScotiaMcLeod will be paid a fee. The fee is not in any way contingent upon the result of the Fairness Opinion or the success of the Offer, and ScotiaMcLeod has no financial interest in the Offer.

    Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Except as set forth on Schedule III hereto, to the knowledge of the Company, no transactions in Shares have been effected during the past 60 days by the Company or any of its executive officers, directors or their respective affiliates.

    (b) To the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender all Shares (including Shares acquired upon the exercise of stock options granted under the Stock Option Plan) over which he or she has sole dispositive power to the Purchaser pursuant to the Offer, except for gifts of Shares to family members or charitable organizations, if any, and except to the extent, if any, that the sale of such Shares by any such person or entity could result in liability under the short-swing profit recovery provisions of Section 16(b) of the Exchange Act.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as described in this Schedule 14D-9, to the knowledge of the Company, no negotiation is being undertaken or is under way by the Company in response to the Offer which relates to or would result in (i) any extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or
(iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT
  NUMBER
----------
Exhibit 1   Acquisition Agreement, dated as of February 20, 1997, between Volvo
            Construction Equipment N.V. and Champion Road Machinery Limited.

Exhibit 2   Lock-Up Agreement, dated as of February 20, 1997, by and among Volvo
            Construction Equipment N.V. and the persons identified on the signature page thereof.

Exhibit 3   Confidentiality Agreement, dated February 12, 1997, between Volvo
            Construction Equipment N.V. and Champion Road Machinery Limited.

Exhibit 4   Directors' Circular, dated as of February 24, 1997.

Exhibit 5 Offer to Purchase for Cash of VCE Acquisition Inc. (including the accompanying Offering Circular), dated February 24, 1997.

Exhibit 6   Letter to the Company's shareholders dated February 24, 1997.(1)

Exhibit 7   Press Release dated February 20, 1997.

Exhibit 8   Fairness Opinion of ScotiaMcLeod Inc.(2)

------------------------------

(1) Included in copies mailed to shareholders.

(2) Included herewith as Schedule I hereto.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 24, 1997

                                          CHAMPION ROAD MACHINERY LIMITED

                                          By:         /s/ ARTHUR F. CHURCH

                                          --------------------------------------

                                              Name: Arthur F. Church
                                              Title: President and Chief

                                                    Executive Officer

                                   SCHEDULE I


                                  [LETTERHEAD]



February 24, 1997

The Board of Directors of
Champion Road Machinery Limited
180 Columbia St. W., Suite 2204
Waterloo, Ontario
N2L 3L3


Dear Sirs:

We understand that Volvo Construction Equipment N.V. ("Volvo") proposes to make an offer (the "Offer"), directly or indirectly, to acquire all of the outstanding common shares (the "Common Shares") of Champion Road Machinery Limited ("Champion" or the "Company") at a price of $15.00 cash per share. The terms of the Offer are more fully described in the Offer to Purchase and Circular, dated February 24, 1997 to be mailed to holders of Common Shares in connection with the Offer.

We further understand that, pursuant to an agreement dated February 20, 1997 (the "Lockup Agreement"), the Walsh Family 1989 Trust, the Ferris Family 1987 Trust, certain members of senior management and certain other shareholders of Champion (the "Selling Shareholders") have agreed to deposit all of the approximately 4.0 million Common Shares owned by them or under option (approximately 34% of the Company's Common Shares on a fully diluted basis) under the Offer.

SCOTIAMCLEOD'S ENGAGEMENT

On February 7, 1997, the board of directors of Champion (the "Board") retained ScotiaMcLeod Inc. ("ScotiaMcLeod") as its financial advisor to provide an opinion (the "Opinion") to the Board as to the fairness, from a financial point of view, of the Offer to the holders of the Common Shares.

We have not been asked to prepare, and have not prepared, a formal valuation of Champion or any of its material assets, and the Opinion should not be construed as such. We have, however, conducted such analyses as we considered necessary in the circumstances.

SCOTIAMCLEOD'S CREDENTIALS

ScotiaMcLeod is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. ScotiaMcLeod has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein is the opinion of ScotiaMcLeod as a firm. The form and content of the Opinion have been approved for release by a committee of directors and other professionals of ScotiaMcLeod, all of whom are experienced in mergers and acquisitions and valuation matters.

SCOTIAMCLEOD'S INDEPENDENCE

ScotiaMcLeod believes that it is independent of Volvo and Champion, as determined in accordance with Ontario Securities Commission Policy Statement No.
9.1. ScotiaMcLeod is not an insider, associate or affiliate (as such terms are defined in the SECURITIES ACT (Ontario)) of Volvo or Champion, and neither ScotiaMcLeod nor any of its affiliates acts as a financial advisor

The Board of Directors of
Champion Road Machinery Limited
February 20, 1997
Page 2


to Volvo in respect of the Offer. During the past 24 months neither ScotiaMcLeod nor any of its affiliates has acted as a lead or co-lead underwriter of a distribution of securities of Volvo or Champion. Neither ScotiaMcLeod nor any of its affiliates is a lead or co-lead lender or manager of a lending syndicate in respect of the Offer, or a manager or co-manager of a soliciting dealer group formed in respect of the Offer.

ScotiaMcLeod acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and as such has had and may have positions in the securities of Champion or Volvo from time to time and may have executed or may execute transactions on behalf of Champion or Volvo or on behalf of other clients for which it receives compensation. As an investment dealer, ScotiaMcLeod conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including the Offer.

SCOPE OF REVIEW

In preparing the Opinion, ScotiaMcLeod has reviewed and relied upon, among other things:

a) The terms of the Offer as set out in a draft of the Offer to Purchase and Circular (the "Circular") of the Offeror to be issued in connection with the Offer;

b) A draft of the directors' circular to be issued in connection with the Offer;

c)   The Lockup Agreement;

d) The Acquisition Agreement between Volvo Construction Equipment N.V. and Champion Road Machinery Limited dated February 20, 1997 (the "Acquisition Agreement");

e) The Confidentiality and Standstill Agreement between Volvo and Champion dated February 12, 1997;

f) The audited consolidated financial statements of Champion for each of the fiscal years in the five year period ended December 31, 1996;

g) Other financial information obtained from management of Champion, including interim management reports for the past three years;

h) Management prepared forecasts of the future financial and operating performance of the Company as contained in the Champion 1997 Profit Plan and the Champion 1997-1999 Operating Plan;

i) Minutes of the meetings of the Board and its committees for the past three years;

j) Tours of the Company's premises and facilities in Goderich, Ontario and Cambridge, Ontario;

k) Auditors' reports to management of Champion for each of the fiscal years ended December 31, 1996, 1995 and 1994;

l)   Tax returns of Champion and its subsidiaries for the past two years;


m) Representations from counsel to the Company regarding certain corporate matters;

n)   Agreements relating to dealer financing programs;

The Board of Directors of
Champion Road Machinery Limited
February 20, 1997
Page 3


o) Discussions with senior management of Champion with respect to the information referred to above, among other things;

p) Representations obtained from senior management of Champion as to matters of fact relevant to our engagement;

q)   Discussions with the accounting and legal advisors of Champion;

r) Relevant stock market and other trading information relating to the Common Shares and the shares of similar companies, including data with respect to the acquisition of other companies similar to Champion; and

s) Such other financial, market, technical and industry information and such other analyses and reports as we considered relevant and appropriate in the circumstances.

ScotiaMcLeod was granted access by Champion to its senior management and was not, to its knowledge, denied any information which it requested.

ASSUMPTIONS AND LIMITATIONS

We have relied, without independent verification, upon all financial and other information that was obtained by us from public sources or that was provided to us by Champion and its affiliates and advisors or otherwise. We have assumed that this information was complete and accurate and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. Our Opinion is conditional upon such completeness and accuracy. In accordance with the terms of our engagement, but subject to the exercise of our professional judgement, we have not conducted any independent investigation to verify the completeness or accuracy of such information. With respect to the financial forecasts and projections provided to us and used in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of management of Champion as to the matters covered thereby and in rendering our Opinion we express no view as to the reasonableness of such forecasts or projections or the assumptions on which they are based. Senior management of Champion have represented to us in a certificate dated February 19, 1997 that, among other things, the information provided to us relating to Champion and its affiliates was complete and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary to make any such information not misleading. Senior management of Champion has also represented that the forecasts and projections provided to us were reasonably prepared on bases reflecting the best currently available estimates and judgement of management of Champion as to the matters covered thereby using the identified assumptions which are, in the opinion of management of Champion, reasonable in the circumstances.

Our Opinion is based on the securities markets, economic, general business and financial conditions prevailing today and the conditions and prospects, financial and otherwise, of Champion and its affiliates as they were reflected in the information reviewed by us. Any changes therein may affect our Opinion and, although we reserve the right to change or withdraw our Opinion in such event, we disclaim any obligation to advise any person of any such change that may come to our attention or update our Opinion after today.

We have assumed that all conditions precedent to the completion of the Offer can be satisfied in due course, and that all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse condition or qualification.

Our analysis must be considered as a whole. Selecting portions of our analysis and of the factors considered by us, without considering all factors and analyses together, could create a misleading view of the methodologies and approaches underlying our Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description, as doing so could lead to undue emphasis on any particular factor or analysis.

The Board of Directors of
Champion Road Machinery Limited
February 20, 1997
Page 4


FAIRNESS CONSIDERATIONS

The assessment of fairness, from a financial point of view, must be determined in the context of the particular transaction. In assessing the fairness, from a financial point of view, of the Offer to the holders of the Common Shares, ScotiaMcLeod considered a number of matters, the most important of which are summarized below.

PRECEDENT TRANSACTIONS REVIEW

ScotiaMcLeod conducted a search of heavy construction equipment manufacturer acquisitions and identified transactions over the period from 1990 to the present which we considered relevant. Such transactions included, among others:

-    Cascade Corp.'s acquisition of Kenhar Corporation in January, 1997;

-    Ingersoll-Rand Company's acquisition of Clark Equipment Company in May,
     1995;

- AB Volvo's acquisition of the 50% of VME Group N.V. it did not already own in April, 1995; and

- Clark Equipment Company's acquisition of Blaw-Knox Construction Equipment Corporation in May, 1994.

DISCOUNTED CASH FLOW ANALYSIS

The discounted cash flow approach involves discounting, at an appropriate rate, an expected stream of future cash flows, as well as any residual or terminal value beyond the projection period, in order to determine their present value. The DCF approach takes into account the amount, timing and relative certainty of the expected future cash flows to be generated by Champion and requires that assumptions be made regarding future cash flows, discount rates and terminal value. Such assumptions were based on, among other things, our review of management's projections of the future financial and operating performance of the business and such adjustments as we felt were appropriate in the circumstances. The DCF analysis was adjusted for any assets or liabilities not taken into account in the determination of free cash flows and terminal values.

STOCK MARKET TRADING ANALYSIS

The Common Shares are traded on The Toronto Stock Exchange, the Montreal Exchange and the NASDAQ National Market. Prior to the announcement of the Offer on February 20, 1997, the 52 week high closing price of the Common Shares was $11.00 and the 52 week low was $7.00. The Common Shares have never traded above the Offer price of $15.00, and since going public, the stock has generally underperformed the TSE 300 Index, the TSE Fabricating and Engineering Subindex as well as other peer group companies such as Caterpillar Inc., Case Corporation and Deere & Company.

ScotiaMcLeod also conducted a review of stock market trading values of Canadian and U.S. public heavy construction equipment manufacturers. Key trading value parameters examined included enterprise value (after appropriate adjustments for debt, excess cash, off-balance sheet financing and surplus assets) to earnings before interest, taxes, depreciation and amortization ("EBITDA"), enterprise value to earnings before interest and taxes ("EBIT"), price to earnings and price to cash flow on a trailing and prospective basis.

BENEFITS TO VOLVO

We considered potential benefits to Volvo assuming the successful completion of the Offer. Such benefits included expansion of Volvo's product line, strategic fit, expanded distribution opportunities for the Champion product line, purchasing synergies and administrative savings, among others. We incorporated our assessment of these benefits into our assessment of the Common Shares to the extent we felt was appropriate in the circumstances.

The Board of Directors of
Champion Road Machinery Limited
February 20, 1997
Page 5


REVIEW OF PROCESS

We understand that the Company has been dealing with Volvo on an exclusive basis and the terms of the Offer were determined based on negotiations between the Board, Volvo and the Selling Shareholders. We understand that the Board may consider, negotiate, approve or recommend, provide information to a potential acquiror pursuant to, or take any necessary steps to implement any bona fide written Transaction Proposal to acquire at least a majority of the Common Shares at a price exceeding $15.00 per Common Share in accordance with its fiduciary obligations.

PREMIUM TO HISTORIC TRADING PRICES

At $15.00, the Offer represents a 63.9% premium to the February 18, 1997 closing price of $9.15 and a 78.3% premium to the twenty-day average closing price on The Toronto Stock Exchange prior to February 19, 1997. We believe this premium to historic trading prices of the Common Shares is reasonable in the context of the current mergers and acquisitions market in Canada.

PRIOR VALUATIONS

We understand that no prior valuations (as defined for the purposes of Ontario Securities Commission Policy Statement No. 9.1) have been carried out on Champion in the past twenty-four months.

PRIOR OFFERS

We understand that, apart from the Offer, there have been no prior offers for Champion or any of its material assets in the past twenty-four months.

MARKET LIQUIDITY

The Offer provides a level of liquidity to holders of the Common Shares with larger positions in the Common Shares which may not otherwise be available.

FAIRNESS CONCLUSION

Based upon and subject to all of the foregoing, ScotiaMcLeod is of the opinion that the Offer is fair, from a financial point of view, to the holders of the Common Shares.


Yours very truly,

/s/ ScotiaMcLeod, Inc.

ScotiaMcLeod Inc.

                                                                     SCHEDULE II

                                 OPTION GRANTS

    The following tables set out the individual grants of options to purchase Common Shares during the fiscal years ended December 31, 1996 and December 31, 1995 to the executive officers of the Company.

                           OPTIONS GRANTED DURING THE
                          YEAR ENDED DECEMBER 31, 1996

                                                                                              MARKED VALUE OF
                                                                                               COMMON SHARES
                                                                             EXERCISE OF    UNDERLYING OPTIONS
                                    COMMON SHARES    % OF TOTAL OPTIONS      BASE PRICE       ON THE DATE OF
                                    UNDER OPTIONS   GRANTED TO EMPLOYEES    (CDN$/ COMMON   GRANT (CDN$/ COMMON
NAME                               GRANTED (#)(1)     IN FINANCIAL YEAR        SHARE)             SHARE)         EXPIRATION DATE
---------------------------------  ---------------  ---------------------  ---------------  -------------------  ----------------
A. F. Church.....................        15,000                 7.1%          $   10.00          $   10.00       April 29, 2002..
S. E. Hall.......................         7,000                 3.3%          $   10.00          $   10.00         April 29, 2002
W. Legge.........................         6,000                 2.8%          $   10.00          $   10.00         April 29, 2002
K. Majeskie......................        10,000                 4.7%          $    9.25          $    9.25           Jan. 3, 2002
W. Mason.........................         6,000                 2.8%          $   10.00          $   10.00         April 29, 2002
D. Vollmershausen................         1,000                 0.5%          $   10.00          $   10.00         April 29, 2002
D. Vollmershausen................       100,000                47.1%          $    7.60          $    7.60          Sept. 6, 2002

------------------------------

Notes:

(1) The options vest one-fifth per year on each anniversary of the date of grant.

                           OPTIONS GRANTED DURING THE
                          YEAR ENDED DECEMBER 31, 1995

                                                                                  MARKED VALUE OF
                                                                                   COMMON SHARES
                                                                 EXERCISE OF    UNDERLYING OPTIONS
                        COMMON SHARES    % OF TOTAL OPTIONS      BASE PRICE       ON THE DATE OF
                        UNDER OPTIONS   GRANTED TO EMPLOYEES    (CDN$/ COMMON   GRANT (CDN$/ COMMON
NAME                   GRANTED (#)(1)     IN FINANCIAL YEAR        SHARE)             SHARE)         EXPIRATION DATE
---------------------  ---------------  ---------------------  ---------------  -------------------  ----------------
A. F. Church.........        15,000                14.0%          $   11.50          $   11.50         April 26, 2001
Scott E. Hall........         7,000                 6.5%          $   11.50          $   11.50         April 26, 2001
Paul T. Perras.......         6,000                 5.6%          $   11.50          $   11.50         April 26, 2001
David A. Ross........         6,000                 5.6%          $   11.50          $   11.50         April 26, 2001
Wayne D. Mason.......         5,000                 4.7%          $   11.50          $   11.50         April 26, 2001

------------------------------

Notes:

(1) The options vest one-fifth per year on each anniversary of the date of grant.

    Subject to the approval of The Toronto Stock Exchange, the Montreal Exchange and the Nasdaq National Market System, the Company's Board of Directors has resolved to accelerate the vesting of all outstanding options to acquire Shares or to make other arrangements satisfactory to Purchaser to satisfy the conditions of the Offer with respect to outstanding options. Each director and officer of the Company who holds options to purchase Shares intends to exercise all options held by such person to acquire Shares and intends to thereafter tender such Shares in the Offer.

                                                                    SCHEDULE III

   TRANSACTIONS IN SHARES (OR OPTIONS TO ACQUIRE SHARES) BY THE COMPANY, ITS
                             EXECUTIVE OFFICERS AND
       DIRECTORS AND THEIR RESPECTIVE AFFILIATES DURING THE PAST 60 DAYS

NAME                                                NATURE OF TRADE  DATE OF TRADE   SHARES TRADED    PRICE PER SHARE
--------------------------------------------------  ---------------  -------------  ---------------  -----------------
Mary Lazarevich(1)................................       purchase         1/21/97          3,300         $    8.90
Mary Lazarevich(1)................................       purchase         1/22/97          3,300         $    8.95
Mary Lazarevich(1)................................       purchase         1/27/97          3,700         $    8.50

------------------------------

(1) Under the CBCA, Ms. Lazarevich is an "associate" of Scott E. Hall.

                                     III-1

                                 EXHIBIT INDEX

 EXHIBIT
  NUMBER                                           DESCRIPTION                                           PAGE
----------  -----------------------------------------------------------------------------------------  ---------
Exhibit 1   Acquisition Agreement, dated as of February 20, 1997, between Volvo Construction
            Equipment N.V. and Champion Road Machinery Limited.
Exhibit 2   Lock-Up Agreement, dated as of February 20, 1997, by and among Volvo Construction
            Equipment N.V. and the persons identified on the signature page thereof.
Exhibit 3   Confidentiality Agreement, dated February 12, 1997, between Volvo Construction Equipment
            N.V. and Champion Road Machinery Limited.

Exhibit 4   Directors' Circular, dated as of February 24, 1997.

Exhibit 5   Offer to Purchase for Cash of VCE Acquisition Inc. (including the accompanying Offering
            Circular), dated February 24, 1997.

Exhibit 6   Letter to the Company's shareholders dated February 24, 1997.(1)

Exhibit 7   Press Release dated February 20, 1997.

Exhibit 8   Fairness Opinion of ScotiaMcLeod Inc.(2)

------------------------------

(1) Included in copies mailed to shareholders.

(2) Included herewith as Schedule I hereto.